Exhibit 99.70

530-8th Avenue SW, 6th floor
Date: May 16, 2013	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ISOTECHNIKA PHARMA INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	June 10, 2013
Record Date for Voting (if applicable):	June 10, 2013
Beneficial Ownership Determination Date:	June 10, 2013
Meeting Date:	July 11, 2013
Meeting Location (if available):	Edmonton AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	46500A105	CA46500A1057

Sincerely,

Computershare

Agent for ISOTECHNIKA PHARMA INC.